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Exhibit

Exhibit            Description

99.1                 Announcement on 2021/02/09: To announce related materials on acquisition of machinery and equipment

99.2                 Announcement on 2021/02/09: UMC will attend investor conferences on 2021/02/22

99.3                 Announcement on 2021/02/18: To announce related materials on acquisition of machinery and equipment

99.4                 Announcement on 2021/02/24: Important Resolutions from the Board Meeting

99.5                 Announcement on 2021/02/24: Announcement of board meeting approved the consolidated financial statements for the year of 2020

99.6                 Announcement on 2021/02/24: Board Meeting Resolution on dividend distribution

99.7                 Announcement on 2021/02/24: Announcing termination of private equity offering which was approved by 2020 shareholders’ meeting

99.8                 Announcement on 2021/02/24: UMC Board Meeting has resolved the proposal for private placement based on future operation needs

99.9                 Announcement on 2021/02/24: The announcement of UMC Board of Directors’ Resolution to convene the 2021 Annual General Meeting

99.10               Announcement on 2021/02/24: The board meeting approved capital budget execution

99.11               Announcement on 2021/02/24: Announcement of the Company’s Acquisition of the Right-of-Use Asset from a subsidiary

99.12               Announcement on 2021/02/24: The Board of Directors resolved the issuance of unsecured straight corporate bonds

99.13               Announcement on 2021/02/24: UMC’s donation to UMC Science and Culture Foundation

99.14               Announcement on 2021/02/08: January Revenue

99.15               Announcement on 2021/02/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/01/22~2021/02/09

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,355,640,570;

total transaction price: NT$1,355,640,570

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2021/02/22

1. Date of institutional investor conference: 2021/02/22

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Taiwan CEO-CFO Conference”, held by J.P. Morgan.

5. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2020/12/18~2021/02/18

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,257,566,471;

total transaction price: NT$1,257,566,471

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.4

Important Resolutions from the Board Meeting

1. Date of occurrence of the event: 2021/02/24

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1) Approved the 2020 Business Report and Financial Statements. The Company’s consolidated revenue for 2020 was NT$176,821 million and net income attributable to the stockholders of the parent was NT$29,189 million, with EPS of NT$2.42.

(2) Approved the 2020 employee cash compensation of NT$2,581.7 million and director compensation of NT$32.4 million.

(3) Approved Dividend Distribution. (approximately NT$ 1.60 per share)

(4) Approved termination of the issuance plan for private placement, which was approved at the 2020 Annual General Meeting.

(5) Approved the proposal for private placement based on future operation needs and will propose at the 2021 Annual General Meeting for discussion.

(6) The 2021 Annual General Meeting will be held at 9:00 AM on Tuesday, June 8, 2021 at No.2, Prosperity 1st Rd., Hsinchu Science Park. (101 Meeting Room of the Allied Association for Science Park Industries)

(7) Approved this round’s capital budget execution of NTD 6,229 million towards capacity deployment.

(8) Approved the acquisition of the Right-of-Use Asset from a subsidiary.

(9) Approved the issuance of unsecured straight corporate bonds, the total amount of the issue is no more than NT$15,000 million.

(10) Approved UMC’s donation of NTD$10 million to UMC Science and Culture Foundation.

6. Countermeasures: N/A

7. Any other matters that need to be specified: None

Exhibit 99.5

Announcement of board meeting approved the consolidated financial statements for the year of 2020

1. Date of the financial reports submitted to the board of directors or approved by the board of directors: 2021/02/24

2. Date of the financial reports approved by the audit committee: 2021/2/24

3. Start and end dates of financial reports of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2020/01/01~2020/12/31

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 176,820,914

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 38,997,101

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 22,007,407

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 27,926,179

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 27,180,412

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 29,189,489

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 2.42

11. Total assets end of the period (thousand NTD): 377,516,375

12. Total liabilities end of the period (thousand NTD): 141,743,273

13. Equity attributable to owners of parent end of the period (thousand NTD): 235,659,746

14. Any other matters that need to be specified: NA

Exhibit 99.6

Board Meeting Resolution on dividend distribution

1. Date of the board of directors’ resolution: 2021/02/24

2. Year or quarter which dividends belong to: 2020

3. Period which dividends belong to: 2020/01/01~2020/12/31

4. Appropriations of earnings in cash dividends to shareholders (NT$ per share): 1.60000000

5. Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

6. Total amount of cash distributed to shareholders (NT$): 19,875,842,389

7. Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0

8. Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

9. Total amount of stock distributed to shareholders (shares): 0

10. Any other matters that need to be specified: None

11. Per value of common stock: NT$10.0000

Exhibit 99.7

Announcing termination of private equity offering which was approved by 2020 shareholders’ meeting

1. Date of the board of directors’ resolution for the change: 2021/02/24

2. Effective registration date of the original plan: 2020/06/10

3. Reason for the change:

(1) The Company’s 2020 AGM has authorized the Board to engage with strategic investors to raise capital through private placement of issuing either single or combo instruments such as common shares, preferred shares (including convertible preferred shares), DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds) in one or separated times, based on market conditions and the Company’s needs. The amount of shares issued or convertible is proposed to be no more than 10% of total share issued plus the total common shares represented by the above equity-type securities which are fully issued (i.e., no more than 1,383,952,389 shares).

(2) According to item 7, Article 43-6, Security and Exchange Act, the private placement offering shall be conducted in separate instances within one year after AGM approval.

(3) The approval will expire on 2021/06/09. Considering changes from market conditions, the Board has resolved to terminate the private placement offering.

4. Content of each and every successive previously changed plan for raising of funds before and after change: Not applicable

5. Projected timetable for execution: Not applicable

6. Projected completion date: Not applicable

7. Projected possible benefits: Not applicable

8. Difference from original projected benefits: Not applicable

9. Effect of the current change on shareholder equity: Not applicable

10. Abstract of the original lead underwriter’s appraisal opinion: Not applicable

11. Any other matters that need to be specified: None

Exhibit 99.8

UMC Board Meeting has resolved the proposal for private placement based on future operation needs

1. Date of the board of directors’ resolution: 2021/02/24

2. Types of securities privately placed: Common shares, DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds)

3. Counterparties for private placement and their relationship with the Company:

Strategic Investors; none

4. Number of shares or bonds privately placed:

Issuing either single or combo instruments in one or separated times, and the amount of shares issued is no more than 1,380,266,832 common shares.

5. Amount limit of the private placement:

Issuing either single or combo instruments in one or separated times, and the amount of shares issued is no more than 1,380,266,832 common shares.

6. Pricing basis of private placement and its reasonableness:

The price (including the conversion price of convertible bonds) determination below shall follow regulations from government authorities. Considering that Security and Exchange Act has set a no-trading period of 3 years on private placement securities, the price determination above shall be reasonable.

7. Use of the funds raised in this private placement:

To provide the flexibility to engage in a semiconductor technology cooperation or alliance with major companies, to engage with value investors, and meanwhile to supplement operating capital for future needs.

8. Reason for conducting non-public offering:

Considering the capital market status, effectiveness, feasibility and costs to raise capital, and actual needs of engaging with strategic investors. The regulation of no-trading period of 3 years for private placement is to ensure the long term relationship with strategic partners. Therefore, the Company proposed to raise capital through private placement, rather than public offering.

9. Objections or qualified opinions from independent directors: None

10. Actual price determination date: To be determined by the Board after authorization from AGM.

11. Reference price:

The privately placed common shares price per share shall be no less than 80 percent of the reference price. The reference price shall be the higher of the following two calculations: (i) The average closing price of the common shares from either 1, 3, or 5 business days before the pricing date, minus dividends adjustment, plus price discount adjustment due to capital reduction. (ii) The average closing price of the common shares for a period of thirty business days before the pricing date, minus dividends adjustment, plus price discount adjustment due to capital reduction.

The issuance price of convertible bonds shall be no less than 80 percent of the theoretical price which is determined by a pricing model considering all options in the issuance terms.

The pricing date, actual reference price, theoretical price and actual issuance price (including the conversion price of convertible bonds) are proposed to authorize the Board to determine after taking into account the regulations foresaid, market status, objective conditions and the qualification of specific parties.

12. Actual private placement price, and conversion or subscription price: To be determined by the Board after authorization from AGM.

13. Rights and obligations of these new shares privately placed:

Besides the transfer limitation ruled by Article 43-8, Securities and Exchange Act and regulation of the Company’s Article of Incorporation, the rights and obligation are the same as what of common shares.

14. Record date for any additional share exchange, stock swap, or subscription: Not applicable

15. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription:

No more than 10% of total shares issued plus the total common shares represented by the above equity-type securities which are fully issued.

16. For additional share exchange or subscription, possible influence of change in shareholding ratio of TWSE-listed common shares if all privately placed corporate bonds are converted and shares subscribed for (no. of TWSE-listed common shares (A), (A) / common shares issued): Not applicable

17. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of TWSE-listed common shares does not reach 60million and the ratio does not reach 25%: Not applicable

18. Any other matters that need to be specified:

It is proposed to authorize the Board to determine, proceed or revise the issuance plan of private placement through instruments such as common shares, DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), including issue price, shares, terms and conditions, plan items, amount, record date, projected progresses and benefits, and any other item related to the issuance plan, based on market conditions.

It is also proposed to authorize the Board to revise the issuance plan based on operation evaluation, environment changes or if receiving instructions from government authorities.

It is proposed to authorize the Chairman or person assigned by the Chairman to represent the Company to negotiate, arrange and sign any document and contract regarding the private placement plan (including overseas securities). For matters regarding private placement but not included above, it is proposed to authorize the Chairman to handle, according to related laws and regulations.

Exhibit 99.9

The announcement of UMC Board of Directors’ Resolution to convene the 2021 Annual General Meeting

1. Date of the board of directors’ resolution: 2021/02/24

2. Shareholders’ meeting date: 2021/06/08

3. Shareholders’ meeting location: No.2, Prosperity 1st Rd., Hsinchu Science Park (101 Meeting Room of the Allied Association for Science Park Industries)

4. Cause for convening the meeting

(1) Reported matters:

1. 2020 business report

2. Audit Committee’s report of the 2020 audited financial reports

3. 2020 distributable compensation for employees and directors

4. The status of private placement

5. The status of the 21st share repurchase program

5. Cause for convening the meeting

(2) Acknowledged matters:

1. The Company’s 2020 business report and financial statements

2. The Company’s 2020 earnings distribution

6. Cause for convening the meeting

(3) Matters for Discussion:

1. To propose the issuance plan of private placement for common shares, DRs, or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds). The amount of shares is proposed to be no more than 10% of total common shares issued plus the total common shares represented by the above equity-type securities which are fully issued.

7. Cause for convening the meeting

(4) Election matters: To elect the Company’s 15th term of Directors

8. Cause for convening the meeting

(5) Other Proposals: None

9. Cause for convening the meeting

(6) Extemporary Motions: None

10. Book closure starting date: 2021/04/10

11. Book closure ending date: 2021/06/08

12. Any other matters that need to be specified: None

Exhibit 99.10

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders’ meeting: 2021/02/24

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD 6,229 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.11

Announcement of the Company’s Acquisition of the Right-of-Use Asset from a subsidiary

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

Right-of-use asset of real estate at 1F., No. 10, Innovation 1st Road, Hsinchu Science Park, Hsinchu County, Taiwan

2. Date of occurrence of the event: 2021/02/24

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Total: 40.25 p’ing

Unit price: NTD 1,169/ping/month (tax excluded)

Monthly rent price: NTD 49,405 (tax included)

Total amount of right-of-use assets: NTD 2,496,807

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Wavetek Microelectronics Corporation (Wavetek), the company’s subsidiary.

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: The company cooperates with Wavetek to develop manufacturing process. In order to improve work efficiency, the company leases office from Wavetek for use

Previous owner: The company

The date of transfer: 2015/08/31

Price of transfer: NTD 148,588,299

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Lease period: 2021/03/01~2025/08/31

Monetary amount: Monthly rent is NTD 49,405 (tax included)

Restrictive covenants in the contract & other important stipulations: None

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The manner of deciding on this transaction and the reference basis for the decision on price: Based on market price and negotiation

The decision-making department: Board of directors

10. Name of the professional appraisal firm or company and its appraisal price: N/A

11. Name of the professional appraiser: N/A

12. Practice certificate number of the professional appraiser: N/A

13. The appraisal report has a limited price, specific price, or special price: N/A

14. An appraisal report has not yet been obtained: N/A

15. Reason for an appraisal report not being obtained: N/A

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17. Name of the CPA firm: N/A

18. Name of the CPA: N/A

19. Practice certificate number of the CPA: N/A

20. Broker and broker’s fee: N/A

21. Concrete purpose or use of the acquisition or disposal: The company cooperates with Wavetek to develop manufacturing process. In order to improve work efficiency, the company leases office from Wavetek for use

22. Any dissenting opinions of directors to the present transaction: None

23. Whether the counterparty of the current transaction is a related party: Yes

24. Date of the board of directors’ resolution: 2021/02/24

25. Date of ratification by supervisors or approval by the audit committee: 2021/02/24

26. The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29. Any other matters that need to be specified: None

Exhibit 99.12

The Board of Directors resolved the issuance of unsecured straight corporate bonds

1. Date of the board of directors’ resolution: 2021/02/24

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]: United Microelectronics Corporation unsecured straight corporate bonds

3. Total amount issued: no more than NT$15,000 million

4. Face value per bond: temporarily set at NT$1 million each

5. Issue price: at par

6. Issuance period: To be decided based on market condition

7. Coupon rate: To be decided based on market condition

8. Types, names, monetary values and stipulations of collaterals: N/A

9. Use of the funds raised by the offering and utilization plan:

purchase of equipment and/or environmental protection related expenditures

10. Underwriting method: Public offering

11. Trustees of the corporate bonds: To be decided

12. Underwriter or agent: To be decided

13. Guarantor(s) for the issuance: None

14. Agent for payment of the principal and interest: To be decided

15. Certifying institution: None

16. Where convertible into shares, the rules for conversion: N/A

17. Sell-back conditions: None

18. Buyback conditions: None

19. Reference date for any additional share exchange, stock swap, or subscription: N/A

20. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

21. Any other matters that need to be specified:

UMC Chairman, or the person delegated by the UMC Chairman, is authorized to decide or adjust the details about the total issue amount (can be in installments), the issue date, pricing, and other relevant terms.

Exhibit 99.13

UMC’s donation to UMC Science and Culture Foundation

1. Date of occurrence of the event: 2021/02/24

2. Reason for the donation: For the promotion of culture education

3. Total amount of the donation: NT$10 million

4. Counterparty to the donation: UMC Science and Culture Foundation

5. Relationship with the Company:

A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds

6. Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7. Objection or qualified opinion by the aforementioned independent director(s): None

8. Any other matters that need to be specified: None

Exhibit 99.14

United Microelectronics Corporation

February 8, 2021

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of January 2021.

1)	Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
January	Net sales	15,529,559	14,091,018	1,438,541	10.21%
Year-to-Date	Net sales	15,529,559	14,091,018	1,438,541	10.21%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	10,485,800	10,519,100	22,076,146

Note: On February 26, 2020 and December 16, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 370 million. The actual amount lent to USC(Xiamen) as of January 31, 2021 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	18,974,933	19,122,525	99,342,655

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020 and December 16, 2020, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 373 million and CNY¥ 1,969 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	2,777,320	0
Fair Value	0	0	(62)	0
Net profit (loss) from Fair Value	0	0	(121)	0
Written-off Trading
Contracts	0	0	2,473,313	0
Realized profit (loss)	0	0	10,801	0

Exhibit 99.15

United Microelectronics Corporation

For the month of January, 2021

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of December 31, 2020	Number of shares as of January 31, 2021	Changes
--	--	--	--	--
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of December 31, 2020	Number of shares as of January 31, 2021	Changes
Vice President	Steven S Liu	0	470,000	470,000